Exhibit 99.2

Olink publishes 2021 annual report

UPPSALA, Sweden, March 17, 2022 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced that the Annual Report for 2021 now is available on the Company’s website at https://investors.olink.com/.

About Olink

Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America and Asia. Olink is headquartered in Uppsala, Sweden.

IR Contact

Jan Medina, CFA, VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Media Contact

Andrea Prander, Corporate Communications Manager

Mobile: +46 768 775 275

andrea.prander@olink.com